Herold Law	25 Independence Boulevard Warren, New Jersey 07059-6747 Tel 908-647-1022	Fax 908-647-7721 www.heroldlaw.com

May 13, 2019

First Trust Portfolios L.P.

120 East Liberty Drive

Suite 400

Wheaton, IL 60187

Re: FT 8039

New Jersey & New York Municipal Income Select Closed-End Portfolio Series

Ladies and Gentlemen:

We have acted as special counsel to First Trust Portfolios L.P. (the “Sponsor”), with respect to New Jersey state tax matters, in connection with FT 8039 (the “Fund”) concerning a Registration Statement (No. 333-230881) on Form S-6 under the Securities Act of 1933, as amended, covering the issuance by the Fund of units of fractional undivided interest (the “Units”) in a single trust, namely, the New Jersey & New York Municipal Income Select Closed-End Portfolio Series (the “Trust”). Such Units will be purchased by various investors (the “Unit holders”).

The Fund is organized pursuant to a certain Standard Terms and Conditions of Trust dated November 6, 2013 which was amended by an Amendment dated September 5, 2017, and a related Trust Agreement (collectively, the “Indenture”) of even date herewith (the “Date of Deposit”) between the Sponsor, The Bank of New York Mellon (the “Trustee”), and First Trust Advisors L.P. (referred to as the “Portfolio Supervisor” and the “Evaluator”). Each Unit of the Trust will be comprised of that number of units which will establish as close as possible as of the Date of Deposit a Public Offering Price (as defined in the Prospectus) per Unit of $10. The Trust will be administered as a distinct entity with separate investments, expenses, books and records.

In acting as special counsel, we have examined such documents and records as we deem necessary, including, but not limited to, the Indenture and the proposed Prospectus.

We note that it is expected that the assets of the Trust will consist primarily of a diversified portfolio of common stocks issued by closed-end investment companies, of which a portion will qualify as “qualified investment funds” within the meaning of N.J.S.A. 54A:6-14.1, the portfolios of which are concentrated in tax-exempt interest-bearing obligations issued by or on behalf of the State of New Jersey, and counties, municipalities, authorities and other political subdivisions thereof, and certain territories of the United States (such closed-end investment companies to be referred to as “New Jersey Closed-End Funds”). You have not requested us to examine, and accordingly we have not examined, any of the assets held by the Trust, including such New Jersey Closed-End Funds (collectively, “Trust Assets”), and express no opinion as to the New Jersey tax treatment of such Trust Assets. Distributions of the income received by the Trust will be made to each Unit holder monthly.

The Trust will also consist of funds or assets other than New Jersey Closed-End Funds, including assets that are treated differently for New Jersey tax purposes from those described above, in which case there will be New Jersey tax consequences different from or in addition to those described in this opinion.

We understand that on the Date of Deposit the Sponsor has deposited with the Trustee portfolios of common stocks of closed-end investment companies and/or contracts for the purchase thereof together with an irrevocable letter of credit in the amount required for the purchase price, as more fully set forth in the Preliminary Prospectus. The Preliminary Prospectus provides as follows: (1) for Federal income tax purposes the Trust intends to qualify as a grantor trust under the federal tax laws, and if the Trust qualifies as a grantor trust, the Trust will not be taxed as a corporation for federal income tax purposes; (2) for Federal income tax purposes each Unit holder will be treated as the direct owner of a pro rata portion of the underlying assets of the Trust, and as such will be considered to have received a pro rata share of the Trust’s income; and (3) for Federal income tax purposes, taxability issues are taken into account at the Unit holder level.

Based on our examination of the Indenture, and, with respect to Federal income tax matters, with your approval, relying solely upon the opinions set forth in the Preliminary Prospectus and assuming the Trust will qualify as a grantor trust, and our examination of such other documents, records and matters of law as we deem necessary, we are of the opinion that for New Jersey state and local tax purposes:

1. The Trust will be treated as a grantor trust for purposes of the New Jersey Gross Income Tax, and as such, the Trust will not be treated as an association taxable as a corporation. The Trust will not be subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax.

2. With respect to the non-corporate Unit holders who are residents of New Jersey, the income of the Trust which is allocable to each such Unit holder will be treated as the income of such Unit holder under the New Jersey Gross Income Tax. Interest received by the Trust from the underlying New Jersey Closed-End Funds which would be exempt from New Jersey Gross Income Tax if directly received by such Unit holder will retain its status as tax-exempt interest when received by the Trust and allocated to the Unit holder under the grantor trust rules.

3. A non-corporate Unit holder who is a resident of New Jersey will not be subject to the New Jersey Gross Income Tax on any gain realized when the Trust disposes of an interest in a New Jersey Closed-End Fund (whether by redemption, sale or otherwise). Similarly, if such Unit holder sells the Unit holder’s interest in the Trust, any gain realized which is allocable to a New Jersey Closed-End Fund will not be subject to the New Jersey Gross Income Tax. Any loss realized on such dispositions may not be utilized to offset gains realized by such Unit holder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax.

4. Units of the Trust may be taxable on the death of a Unit holder under the New Jersey Transfer Inheritance Tax Law.

5. If a Unit holder is a corporation subject to the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, interest from the New Jersey Closed-End Funds in the Trust which is allocable to such corporation will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing Federal taxable income. Net gains derived by such corporation on the disposition of the New Jersey Closed-End Funds by the Trust or on the disposition of its Units will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax.

We have not examined any of the New Jersey Closed-End Funds deposited in the Trust, and express no opinion as to whether the interest received from such New Jersey Closed-End Funds would in fact be tax-exempt if directly received by a Unit holder; nor have we made any review of the proceedings relating to the issuance of the New Jersey Closed-End Funds or the basis for counsel opinions.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm and a summary of this opinion included in such Registration Statement and the related Prospectus. In giving such consent we do not thereby admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, and the rules and regulations thereunder.

Except as indicated in the immediately preceding paragraph hereof and except with our prior written consent, this opinion may not be quoted in whole or in part or otherwise referred to in any document or instrument or be furnished to or relied upon by any person other than the addressee and The Bank of New York Mellon, as Trustee (including any successor trustee).

Any statements regarding tax matters made herein, including any attachments, cannot be relied upon by any person to avoid tax penalties and are not intended to be used or referred to in any marketing or promotional materials. To the extent this communication contains a tax statement or tax advice, Herold Law, P.A. does not and will not impose any limitation on disclosure of the tax treatment or tax structure of any transactions to which such tax statement or tax advice relates.

Very truly yours,

HEROLD LAW, P.A.